EXHIBIT 12.1

Hospitality properties trust
computation of ratio of earnings to fixed changes
(dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998

Net income	$94,081	$103,466	$142,202	$131,956	$126,271	$111,929	$81,341
Fixed charges	31,910	32,005	42,424	41,312	37,682	37,352	21,751
Adjusted earnings	$125,991	$135,471	$184,626	$173,268	$163,953	$149,281	$103,092

Fixed charges:
Interest expense (including amortization of note discounts and deferred financing fees)	$31,910	$32,005	$42,424	$41,312	$37,682	$37,352	$21,751

Total fixed charges	$31,910	$32,005	$42,424	$41,312	$37,682	$37,352	$21,751

Ratio of earnings to fixed charges	3.95x	4.23x	4.35x	4.19x	4.35x	4.00x	4.74x